Exhibit 99.1

China Yuchai International Announces

Unaudited Second Quarter 2012 Financial Results

SINGAPORE, Singapore - August 10, 2012 — China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading automotive manufacturer and distributor of diesel engines in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the second quarter and six months ended June 30, 2012.

Financial highlights for the second quarter of 2012

•	Net revenue was RMB 3.43 billion (US$ 541.7 million) compared with RMB 4.02 billion in the second quarter of 2011;

•	Gross profit was RMB 674.1 million (US$ 106.6 million), a 19.7% gross margin compared with RMB 771.1 million in the second quarter of 2011, a 19.2% gross margin;

•	Operating profit was RMB 210.1 million (US$ 33.2 million) compared with RMB 290.2 million in the same quarter a year ago;

•	Net earnings attributable to China Yuchai’s shareholders were RMB 67.1 million (US$ 10.6 million) versus RMB 155.1 million in the same quarter in 2011;

•	Earnings per share were RMB 1.80 (US$ 0.28) compared with RMB 4.16 for the same period in 2011.

Net revenue for the second quarter of 2012 was RMB 3.43 billion (US$ 541.7 million) compared with RMB 4.02 billion in the second quarter of 2011. The total number of diesel engines sold by GYMCL during the second quarter of 2012 was 109,329 units compared with 139,236 units in the second quarter of 2011, a decrease of 29,907 units or 21.5%. This was mainly due to weaker demand in the commercial vehicle market, especially in the truck segment. The decline in net sales was RMB 590.9 million, or 14.7% as compared to the same period in 2011.

Gross profit was RMB 674.1 million (US$ 106.6 million) compared with RMB 771.1 million in the second quarter of 2011. Gross margin increased to 19.7% in the second quarter of 2012 as compared with 19.2% a year ago. The higher gross margin was attributable to lower cost of raw materials. This gross margin increase was partially offset by the higher direct labor and factory overhead cost per unit, as the sales volume decreased in the second quarter of 2012.

Other income was RMB 11.6 million (US$ 1.8 million), a decrease of RMB 9.7 million from RMB 21.4 million in the second quarter of 2011. This decrease was mainly due to unrealized foreign exchange revaluation losses.

Research and development (“R&D”) expenses were RMB 95.3 million (US$ 15.1 million) compared with RMB 82.0 million in the second quarter of 2011, an increase of 16.2%. As a percentage of net revenue, R&D spending rose to 2.8% compared with 2.0% in the second quarter of 2011. The increase in R&D expenses was due to increased R&D staff costs and quality improvement initiatives.

Selling, general & administrative (“SG&A”) expenses were RMB 380.4 million (US$ 60.1 million) down from RMB 420.2 million in the second quarter of 2011, a decrease of 9.5%. SG&A expenses represented 11.1% of second quarter 2012’s net revenue compared with 10.5% in the same quarter a year ago. The lower SG&A expenses in 2011 as a percentage of net revenue on a year-over-year basis was mainly due to a write-back of doubtful debts provision in the second quarter of 2011.

Operating profit declined to RMB 210.1 million (US$ 33.2 million) from RMB 290.2 million in the second quarter of 2011, mainly due to lower gross profit. The operating margin was 6.1% compared with 7.2% in the second quarter of 2011.

Finance costs rose to RMB 62.2 million (US$ 9.8 million) from RMB 28.0 million in the second quarter of 2011. The increase in finance costs was due to increased borrowings and higher costs. GYMCL issued short-term financing bonds (“STFBs”) totaling RMB 2.39 billion in 2011, over three tranches in March, July and November. The recent easing of interest rates in China only occurred at the end of the second quarter of 2012.

The share of joint ventures was a loss of RMB 6.2 million (US$ 1.0 million) compared with a loss of RMB 9.3 million in the second quarter of 2011.

In the second quarter of 2012, total net profit attributable to China Yuchai’s shareholders was RMB 67.1 million (US$ 10.6 million), or earnings per share of RMB 1.80 (US$ 0.28), compared with RMB 155.1 million, or earnings per share of RMB 4.16 in the same quarter in 2011.

Financial highlights for the six months ended June 30, 2012

For the six months ended June 30, 2012, net revenue was RMB 7.11 billion (US$ 1.12 billion) compared with RMB 8.25 billion in the same period last year. The total number of diesel engines sold by GYMCL during the first six months of 2012 was 241,026 units compared with 300,067 units in the same period last year, a decrease of 59,041 units or 19.7%. This was mainly due to weaker demand in the commercial vehicle market, especially in the truck segment. The decline in net sales was RMB 1.14 billion, or 13.8%, as compared to the same period in 2011.

Gross profit was RMB 1.45 billion (US$ 229.8 million) compared with RMB 1.72 billion in the same period last year. Gross margin decreased to 20.4% in the first six months of 2012 as compared with 20.8% a year ago. In the first six months of 2012, the lower gross margin was attributable to a further shift in the sales mix to more light-duty engines offset by lower raw material costs.

Other income was RMB 37.7 million (US$ 6.0 million), a decrease of RMB 3.1 million from RMB 40.7 million a year ago. This decrease was mainly due to unrealized foreign exchange revaluation losses.

Research and development (“R&D”) expenses were RMB 177.2 million (US$ 28.0 million) compared with RMB 160.0 million in the same period last year, an increase of 10.7%. As a percentage of net revenue, R&D spending rose to 2.5% compared with 1.9% in the same period last year. The increased R&D expenses were a result of increased R&D staff costs and quality improvement initiatives.

Selling, general & administrative (“SG&A”) expenses were RMB 756.7 million (US$ 119.6 million) down from RMB 877.3 million in the same period last year, a decrease of 13.7%. The decrease in SG&A expenses corresponds to the reduction in sales. SG&A expenses remained at 10.6% of net revenue for the first six months of 2012, which was the same level for the corresponding period last year.

Operating profit declined to RMB 557.3 million (US$ 88.1 million) from RMB 718.7 million in the same period last year. This was mainly due to lower gross profit offset by lower SG&A expenses. The operating margin was 7.8% compared with 8.7% in the same period last year.

Finance costs rose to RMB 137.5 million (US$ 21.7 million) from RMB 75.3 million in the same period last year. The increase in finance costs was due to increased borrowings and higher costs.

The share of joint ventures was a loss of RMB 22.9 million (US$ 3.6 million) compared with a loss of RMB 27.0 million in the same period last year.

For the six months ended June 30, 2012, total net profit attributable to China Yuchai’s shareholders was RMB 235.0 million (US$ 37.2 million), or earnings per share of RMB 6.31 (US$ 1.00), compared with RMB 385.6 million, or earnings per share of RMB 10.35 in the same period in 2011.

Balance Sheet Highlights as at June 30, 2012

Cash and cash equivalents were RMB 5.90 billion (US$ 932.3 million) compared with RMB 4.12 billion at December 31, 2011.

Trade and bills receivable were RMB 4.85 billion (US$ 767.5 million) compared with RMB 6.69 billion at the end of 2011.

Net inventory was RMB 1.97 billion (US$ 311.6 million) from RMB 2.42 billion at the end of 2011. The inventory that the Company built up in the first quarter of 2012 was gradually utilized for production in the second quarter of the year.

Short- and long-term borrowings were RMB 2.97 billion (US$ 469.9 million) from RMB 3.70 billion at the end of December 2011. On March 9, 2012, upon the maturity of the first tranche of STFBs amounting to RMB 1 billion and bearing a fixed annual interest rate of 4.59%, GYMCL repaid the full amount due.

Mr. Benny H Goh, President of China Yuchai, commented, “Following a weak first quarter, the Chinese truck market continued to deteriorate and the heavy-duty truck sector experienced a further decline in the second quarter of 2012. The bus market remains a bright spot in the commercial vehicle market. As a leading player in the medium to large bus sector in China, we continued to benefit from higher bus sales. Our diversified product mix, once again, enabled us to defend our gross margin in the second quarter of 2012 and maintain a competitive edge despite the overall weak commercial vehicle market. We continued to increase sales in the natural gas engine sector and maintained our leadership in the on-road diesel engine market through our ongoing introduction of new products and closer collaboration with our OEM customers. We will continue to maintain a strong balance sheet in the midst of an uncertain market. We were able to improve cash-flow from operations due to our continual management of inventory and accounts receivables.

On July 9, 2012, we rewarded our shareholders with a dividend payment of US$ 0.90 per share. As we move into the second half of 2012, we endeavor to continue to deliver value to our shareholders in the current challenging conditions.”

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.3249 = US$ 1.00, the rate quoted by the People’s Bank of China at the close of business on June 29, 2012. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on June 29, 2012 or at any other date.

Unaudited Second Quarter 2012 Earnings Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Daylight Time on August 10, 2012. The call will be hosted by the President and Chief Financial Officer of China Yuchai, Mr. Benny H Goh and Mr. Kok Ho Leong respectively, who will present on and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialing +1-866-519-4004 (United States), +800-930-346 (Hong Kong), 400-620-8038 (China) or +656-723-9381 (International), Conference Code: 14797562, approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2011, GYMCL sold 510,777 diesel engines and is recognized as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

dixon.chen@grayling.com